

Pernod Ricard

Entreprendre

The magazine for shareholders

Malts: WHISKIES OF EXCELLENCE

DOLCE VITA RAMAZZOTTI-STYLE

E GOLDEN RULES OF E NORTH AMERICAN MARKET



LONGMORN
ESTD 1786
STRATHISLA
ABERLOUR
THE GLENLIVET
12 YEARS


WÓDKA
WYBOROWA
PURE RYE GRAIN
TRIPLE DISTILLED
VODKA
IMPORTED FROM POLAND




MARTELL
CORDON BLEU


MONTILLA
CARTA
CRISTAL

"We have re-organised the
and activities to suit

 

A landmark year

2002 MARKED A TURNING POINT IN THE HISTORY OF PERNOD RICARD, WITH A SPECTACULAR RE-FOCUSSING ON THE SPIRITS AND WINES SECTOR, NOW THE GROUP'S EXCLUSIVE AREA OF ACTIVITY. THROUGH THE ACQUISITION, PERNOD RICARD ACQUIRED MANY HIGHLY PRESTIGIOUS BRANDS, INCLUDING CHIVAS REGAL, MARTELL, THE GLENLIVET AND SEAGRAM'S GIN, ALONG WITH 3,600 NEW HIGHLY-MOTIVATED EX-SEAGRAM EMPLOYEES. WE ASKED PATRICK RICARD TO GIVE US AN UPDATE ON THE LATEST NEWS ABOUT THE GROUP'S STRATEGY AND ITS FINANCIAL RESULTS.



...r Seagram brands
...n business model. ”

Patrick Ricard brings us up to date on Group strategy.

***Entreprendre*: What is your assessment of everything that has happened to the Group in 2002?**

Patrick Ricard: 2002 will prove to have been a landmark year for Pernod Ricard, since the integration of the Seagram brands and employees has allowed us to virtually double the size of our presence in the spirits and wines market. On the other hand, the disposal of all the non-strategic activities that previously accounted for some 60% of our revenue sales means we are now free to focus on wine and spirits – which was our original objective.

What work has been done on the new brands since you acquired them?

Patrick Ricard: We have reorganized the former Seagram brands and activities to fit in with our own business model, with its emphasis on decentralisation and responsibility of local teams. We have also enabled our product manufacturing companies – or "brand owners", as we call them - to play a full role in setting global strategy and managing sales and marketing. For example, all the departments and functions of Chivas Brothers have now been brought together in London, ▷

Debt reduction now progressing

"In financial terms, debt reduction remains our key objective and I am pleased to say that we are now a full year ahead of schedule in achieving that", says Patrick Ricard. In order to acquire part of the Seagram activities, Pernod Ricard had to borrow heavily. We financed the acquisition with a syndicated loan of 3.5 billon euro over five years, a short-term bridging loan of 1 billion euro and a convertible bond issue worth 489 million euro. The disposal of all our non-core activities for approximately 1.3 billion euro allowed us to repay our bridging loan in full by the end of the first half of 2002. On 30 June 2002, our gearing ratio was 1.17. Moreover, the healthy cash flow generated by spirits and wines activities should enable the Group to reduce its gearing ratio to one by the end of the year. "This level gives us the opportunity to make new acquisitions. We keep a very keen eye on the market and are looking very closely at any opportunities that arise, especially those in Eastern Europe", concludes Patrick Ricard.

RAPID DEBT REPAYMENT


GEARING(1)
1.6
1.4
1.2
1
0.8
1.47
1.17
1
A gearing target of 1 or less by 31/12/2002
31/12/2001
30/6/2002
31/12/2002


MARTELL

(1) excluding convertible bond issue



Our decentralised busines gives us th

mirroring the situation at Martell in Cognac. More than that though, Chivas Regal and Martell are now priority brands throughout our global network, which was not the case with their previous structure. Not only have these brands been successfully incorporated, but they also resumed normal sales levels early in the second half of the year, in other words, when the overstocking problems, discovered during the acquisition process, were resolved.

Why have you abandoned some of your brand advertising campaigns - Chivas and Martell, for example?

Patrick Ricard: Here again, we are applying proven methods that we have used for our "historic" brands. That's why we have re-examined the communication policies of Chivas and Martell: we want to make sure that the 2003 advertising campaigns for these brands are better-targeted and more effective. For example, the Martell campaign will take account of the differences in consumer profile between our Asian customers and those in the United States. We will also be putting greater emphasis on the American market, which we feel has the most growth potential and which has been neglected in the past. Conversely, the communication campaigns we use for Chivas Regal – the most international of our brands – should be relatively similar from one part of the world to another, by which I mean that they should be designed to suit all markets, not just English-speaking ones.

In sales too, we have applied our own proven method of doing the groundwork in bars and restaurants, then moving into supermarkets and hypermarkets, before launching advertising campaigns designed to address local market conditions.

You have also announced your intention to strengthen your partnership with US distributors.

Can you tell us how that is progressing?
Patrick Ricard: Both Seagram and Pernod Ricard enjoy excellent relationships with distributors. We have taken full advantage of these relationships, by further developing relations with distributors, who are essential to our sales success.
We have set ourselves a two-fold objective as far as our distributors are concerned: they must be happy not only with the range of products we offer them, but also with the margins they can make on those products.
In fact, our decision to launch Seagram's Vodka alongside Seagram's Gin is a response to their requests for a wider product range.
We have also just launched the rum-based Mojito Club, gaining us entry into a sector of the US market in which we were not previously present as a result of the embargo on Cuban products.
Our policy is already paying off, with some of our historic brands - Jacob's Creek and Bushmills, for example - making impressive gains in the American market this year. Across the board, we have quadrupled our US sales compared with 2001.

But are sales as good in all markets, given today's economic climate?
Patrick Ricard: The addition of the Seagram brands has enabled us to increase our sales volumes in every country worldwide, sometimes spectacularly so, as we've seen in India and Brazil. It is also true that we are now less dependent on regional economic uncertainties thanks to better geographical distribution. Again, it is our decentralised business model that gives us the edge. For example, the reason we are managing to contain our losses in South America is that we distribute our own local products in that continent's key markets.
Sometimes, we even export them to other parts of the world to profit from favourable exchange rates, as is the case with our Argentinean wines. Nevertheless, we have had a particularly mediocre year in France and Spain due to poor weather in spring and summer, which depressed the sales of Anise drinks by 5%. We've also seen sales growth level off for Clan Campbell in both these markets. France remains an essential market for us as it represents 18% of our global sales volumes, so we must re-double our efforts in our home market. For example, Ricard will be launching its new "Ricard Bouteille" in 2003. This ready-to-drink pastis in a stylish small bottle will help us widen our market, especially in clubs and bars.

Are you still on target to meet your forecasts?
Patrick Ricard: We have already achieved our volume targets and exceeded our financial ones. One year earlier than expected, our operating profit has doubled and our operating margin has reached 20%. In 2003, all our business will be in the cash-generating, high-margin spirits and wine sector and our gearing ratio will return to less than one. □

Magali Clausener-Petit

The figures

Pernod Ricard's spirits and wine sales should grow by 80% in 2002 (to approximately 3.5 billion euro) as a result of the volumes acquired from Seagram and the substantial internal growth of the Group's historic brands. All parts of the world have contributed to this growth, including France in spite of poor weather. Jacob's Creek, Amaro Ramazzotti and Havana Club were the strongest growing brands when compared with 2001 sales, registering rises of 12%, 14% and 12% respectively. The leading Seagram brands have corrected the trend of the third quarter and are on target for the second half of the year. Lastly, the Group's geographic balance has been re-established with 55% of sales now being generated in Europe and the remaining 45% in non-European markets.


RICARD

A concert to mark
70 years of Ricard

Last September, Ricard S.A. celebrated its 70th birthday with music. The party began at the end of the Brussels sales conference when the company's sales teams and senior managers were joined by all the other employees of Ricard S.A. Over 1,200 people attended a unique concert featuring Yannick Noah, Jimmy Cliff and Jean-Louis Aubert. An evening to remember!

"New Drink Driving" campaign

Pernod Ricard and its French subsidiaries have been working in partnership with the Road Safety and Traffic Department of the French Transport Ministry to draft a new charter addressing the issues of drink driving and traffic accident reduction. Under this new "Don't Drive and Drive" campaign, Group companies will supply posters, information leaflets and key rings, as well as distributing free breath testing kits a special events organised in those discos and bars where their brands are on sale. On student evenings, designated drivers will be offered free non-alcoholic drinks and a special bracelet to identify them to others. Car sharing and lift initiatives will also be offered. It is hoped that this French campaign will soon be taken up in other markets.


CELUI QUI
CONDUIT
C'EST CELUI QUI
NE BOIT
PAS.

70 YEARS OF GOOD DESIGN

TO MARK THE SEVENTIETH ANNIVERSARY OF THE RICARD COMPANY, *ENTREPRENDRE* TAKES A LONG LOOK BACK AT SOME BEAUTIFULLY DESIGNED PROMOTIONAL OBJECTS.




RICARD





100 MILLION DOLLARS FOR AUSTRALIAN WINEMAKER ORLANDO WYNDHAM

Last August, no less than four Wyndham Estate wines* were awarded gold medals at a prestigious international competition in the United States. The judging panel of retailers, producers, food critics, restaurateurs, collectors and expert consumers chose the Australian wines from amongst 1,800 entrants.

These awards recognise the success achieved by Orlando Wyndham, which also produces the prestigious Jacob's Creek brand, whose sales have grown at an average of 24% annually over the last five years. Given the growth potential for these wines worldwide, there is strong reason for optimism about the future. The company now plans to invest over 100 million dollars over the next three years to boost exports of its Jacob's Creek and Wyndham Estate brands to the UK, Ireland, mainland Europe, Scandinavia, the US, Canada and New Zealand. The money will be spent on enlarging the vineyard and upgrading the existing infrastructure to increase production without compromising the quality of the wine.

* 1999 Wyndham Estate Bin 888 Cabernet Merlot; 2001 Wyndham Estate Bin 333 Pinot Noir; 2000 Wyndham Estate Bin 555 Shiraz and 2001 Wyndham Estate Bin 222 Chardonnay.

Disposal of the Group's cider business

In line with its policy of re-focusing on wines and spirits, Pernod Ricard has disposed of its CSR subsidiary (which contained its entire cider business, including the Loïc Raison brand) to Cidreries du Calvados La Fermière to form what will be a major concentration of French cider-making. This sale concludes the programme of disposals of the Group's non-strategic activities, begun in 2001 to fund the acquisition of Seagram's wines and spirits business.


Havana
Club

Havana Club makes its presence felt in Spain

"The Soul of Cuba", – the title of the new advertising campaign designed to promote Havana Club rum to Spanish drinkers. And it's no exaggeration to say that Carlos Navajo's photography really does live and breathe the soul of Cuba. In the two shots used for the new campaign, a sunshade and a car (both symbolic of the island) are shown in bright colours and stand out dramatically against a monochrome background of urban Europe. The aim is to dissociate the product from its specifically Cuban environment and make it more accessible to Spanish customers.


CARD
ARD
RICA

In 1935, Paul Ricard designed a stone water jug that would associate his brand with a certain style of drinking. Specially designed to suit the product, these jugs were made from a natural material that would keep the product cool and featured a lip that would hold back ice cubes at the same time as delivering the right water flow for the best mixture. They were made at Saint-Uze in the Drôme region of France, and by the end of the 1960s, 550,000 of them had been produced. By that time, orders were beginning to drop off as they were gradually replaced by glass carafes. The famous ashtrays = real collectors' items these days – are still manufactured by a ceramics studio in Marseille.







THE ANNUAL EMBIEZ CONFERENCE

Between 14 and 18 October 2002, the island of Embiez hosted the traditional Pernod Ricard sales and marketing conference, which included the newly-acquired Seagram brands for the first time. Day one was dedicated to presenting Group strategy, but the remainder of the week was given over to discussion between Group companies. All the general, marketing and sales management teams were there to present their brands and to convince other Group companies that they should be distributing them. This year's negotiations produced sales of around 3.5 billion euro.

New set-up in Taiwan

Since 1 November 2002, Pernod Ricard Taiwan (a wholly-owned Group subsidiary selling an annual volume of around 100,000 cases*) has imported the newly-acquired Seagram brands into Taiwan. Royal Salute, Chivas Regal, Chivas Revolve, Martell and The Glenlivet have now joined the Pernod Ricard Taiwan portfolio alongside historic Group products like Jacob's Creek, Jameson and Dubonnet.
As a result of this new distribution set-up, Pernod Ricard is now the second largest spirits and wine operator in Asia.

* nine-litre cases.

Contemporary Art at Head Office

Paul Ricard was famous for his love and patronage of art and that spirit lives on in the Group's new head office, whose gallery space now exhibits 25 works from his collection. Acquired over the last 25 years, the collection



contains work by some of the leading artists of our era, each giving his or her own vision of a key event in the life of the Group. These newly-restored canvasses now hang next to the boardroom for the benefit and pleasure of head office guests.

70 YEARS OF GOOD DESIGN


RICARD


RICARD

The Ricard Premium bottle was created in 1999 by two famous designers, Élisabeth Garouste and Mattia Bonetti. It quickly became accepted as an art object in its own right and already forms part of the collection at the Georges-Pompidou Centre.





An exceptional place for an exceptional wine

Last October saw the opening of the Jacob's Creek Visitor Centre, a showcase for Orlando Wyndham's famous wine. Located in the heart of Australia's Barossa Valley, near to where the vineyard's founder, *Johann Gramp*, planted his first vine in 1847, the new centre occupies an exceptional position. Designed with painstaking care to integrate successfully with its environment, the new building blends perfectly into its natural surroundings.
It is in this magnificent setting that visitors to the vineyard will be able to taste its produce, enjoy the restaurant and take a tour of the cellars.



"Entreprendre" wins US award

On 3 October 2002, your Entreprendre [1] magazine received the Excellence Award of the International Association of Business Communicators (IABC) in New York. Presented by one of the most prestigious international organisations for communication professionals, this award is highly prized in the industry and was warmly welcomed by Patrick Ricard: "Our Group tries hard to keep its shareholders as fully and honestly informed as possible about all its activities around the world. We are delighted that our efforts have been recognised and rewarded with such a prestigious award..."



Brands & markets
Cognac
SET FOR A COMEBACK

What more encouragement could our editorial team have *to continue offering you* a magazine of real quality?

(1) *Entreprendre* is published in French, English and Spanish and distributed worldwide. Publishing Director: Alain-Serge Delaitte. Production: Textuel. Photos: Daniel Dewalle and Marc-André Desanges.



RICARD



RICARD

Designed by Marc Newson, the new Ricard jug reflects all the symbolism of the brand through its purity, flowing organic shapes and flared curves, which create a graceful expression of the water-pouring ritual.

The best of the best: the Group's malt whiskies



CONNOISSEURS KNOW THAT THE FINEST MALT WHISKIES ARE ON A PAR WITH THE BEST WINE VINTAGES. PERNOD RICARD, NOW THE WORLD'S LEADING PURVEYOR OF MALT WHISKIES WITH A 21% PRO FORMA MARKET SHARE IN 2001, INTENDS TO STRENGTHEN ITS ALREADY ENVIABLE POSITION BY TARGETING SELECTED MARKETS WITH ITS PORTFOLIO OF SINGLE MALT SCOTCH WHISKIES.


SPEYSIDE
HIGHLAND
ISLAND
LOWLAND

All Pernod Ricard single Malt Scotch whiskies come from Speyside, Scotland's most famous whisky producing area.


THE GLENLIVET
12


ABERLOUR
10





A growing taste for malt whisky

The market for fine malt whiskies is growing as more drinkers acquire an appreciation for its complex bouquet and rich flavours. This dynamic market showed growth of 3.5% in 2001 and growth of 3.6% in 2000. Between 1991 and 2001, the average annual growth rate of malt whiskies was 4.4%. In 2001, malt whiskies account for 6.6% of the world's total whisky market (source: IWSR).

Malt whisky is an important segment of the Scotch whisky market for Pernod Ricard, with growth of 3.5% in 2001 and representing 13% in volumes of the Scotch whisky. Chivas Brothers, the Group's new brand-owning company, is now looking to take advantage of synergies between existing geographical strengths, especially Europe, and its new portfolio of malt whiskies including The Glenlivet. Chivas Brothers is also looking beyond the segment's traditional markets in North America and Europe.

Malt whisky drinkers are mostly men with a higher-end social status. They tend to be somewhat older than drinkers of standard whisky blends are, since malts are more sophisticated and expensive than standard blended whiskies. "The price limits the appeal of malt whisky," says Martin Riley, International Marketing Director of Chivas Brothers. "The market for malt whiskies is growing, however, more people are happy to pay more for their malt whisky because they know they're getting something special. Pernod Ricard is therefore ideally placed to exploit the growth in premium products especially with its malt whiskies."

As a fine spirit, malt whisky is usually drunk straight or with water and occasionally ice, but is rarely mixed. In most countries, consumers drink it at home or in restaurants and





top class bars. "It's a special whisky that people like to savour," says Mr Riley. "They want to learn about it – how it's made, what makes it unique and which distillery it comes from."

Malt superstars

With a sales volume of 320,000 cases, The Glenlivet is the world's third best-selling malt whisky and already the number one malt brand in the United States and Canada, which represents two-thirds of its sales worldwide.

The Glenlivet was the first malt whisky to be established in North America. With its robust position in that market, The Glenlivet was able to be built up as the leading prestige malt brand. "The Glenlivet's image, brand equity and positioning are very strong, and we intend to give it an even higher priority," says Mr Riley. "There are plenty of opportunities to continue to grow the brand."

The Glenlivet is the world's third best-selling malt whisky.

With the previous focus for The Glenlivet being traditionally on the United States, Europe was to some extent neglected under previous ownership and not seen as a key market for this famous brand. Under Pernod Ricard this is set to change, "We have an enormous opportunity to build The Glenlivet, one of malt whisky's true power brands, in continental Europe, because Pernod Ricard's network is so strong there". says Mr Riley.

Aberlour single malt whisky is breaking records, with growth of 16.7% in 2000. A leader in France, the world's largest malt market, it holds seventh place on the international market. Other main markets for Aberlour are the United Kingdom, the United States and the Travel Retail network.

Under the careful stewardship of Pernod Ricard since 1975, Aberlour has regained its position as one of the most famous of Speyside malt whiskies and is now one of the category's most dynamic performers.

Innovations such as Aberlour a'bunadh, a cask strength malt whisky inspired by the malt whiskies of the past, is a favourite amongst malt cognoscenti around the globe.

Most recently the distillery opened its doors to the public for the very first time with a very unique and popular distillery tour. "We were so inundated with visitors from all around the world knocking on the distillery door that we thought we ▷

Aberlour

Aberlour is a single malt famous for its perfect balance of flavours. Made with the finest barley and pure spring water, it is distilled in onion-shaped copper pot stills with swan-shaped necks and aged for between 10 and 30 years. Founded in 1879 by James Fleming, the distillery relies on the Master Distiller's choice of just the right types of casks, at Aberlour — a complex mix of American bourbon oak casks and Spanish sherry casks to obtain the unique flavours of Aberlour, characterized by its deep golden colour; smooth, silky texture; and rich range of flavours.

Aberlour is the only single malt whisky to have won seven gold medals and two "Pot Still Trophies" at the International Wine and Spirit Competition.

The range includes the elegant, complex Aberlour 10 Year Old; Aberlour 15 Year Old, with a sherry finish; the powerful Aberlour a'bunadh; the rich, spicy Aberlour 12 year old Sherry Cask Matured; the mellow Aberlour 1990 Vintage; and the fruity, complex Aberlour 15 Year Old Double Cask Matured.

The Glenlivet

Every culture has its historical home-grown distilled spirit made from locally available raw materials. For the fiercely independent Scots living in the rugged, remote Highlands, malt whisky made from


THE GLENLIVET
12

the plentiful local barley has been the indigenous brew for centuries. From Glenlivet, one of the loveliest and most isolated glens (valleys) in the Scottish Highlands, comes The Glenlivet, considered the best of Scotch whiskies.
At the beginning of the 19th century, the Scottish Highlands were full of illegal stills. However the first legal distillery in Scotland was founded in 1824 by George Smith, already renowned for his whisky. Thus the whisky first made famous by the glen's bootleggers finally became legitimate and Glenlivet became the byword for quality aged malt whisky in Scotland, England and soon around the world. Such was the renown for Glenlivet whisky that many distilleries started to use the name 'Glenlivet' for their product. In 1884, Glenlivet distillery took steps and was granted legal permission to be the only distillery to call itself 'The Glenlivet'. The rest is the history.

Produced by Chivas Brothers, this perfectly balanced malt is known for the delicacy and softness typical of the region's whiskies. Made from malt barley from the same malt source for over thirty years and mineral-rich spring water from "Josie's Well," the whisky is aged in carefully chosen handmade white oak casks for at least twelve years to allow it to fully develop its rich balance of flavours, while other malts are often bottled after eight to ten years of maturation. The nose and palate of the Master Distiller are still the ultimate judges of the perfection of the product. Four million bottles are produced every year.
Connoisseurs say The Glenlivet should be drunk at room temperature. Add a few drops of pure spring water to open up its aromas and flavours. George Smith's pioneering spirit continues to inspire the brand today, as seen in the recent introduction of the unique French Oak Finish, the award-winning The Glenlivet 18 year old and The Glenlivet Cellar Collection. 2002 saw awards heaped on this most famous of distilleries with The Glenlivet Cellar Collection 1959 winning the top prize, the trophy for best single malt, at the 2002 International Spirits Challenge, and The Glenlivet eighteen year old winning prestigious Gold Medals at both the International Spirits Challenge 2002 and the International Wine and Spirits Challenge. The Glenlivet distillery is a major tourist attraction in Scotland and has been awarded a five-star rating by the Scottish Tourist Board, as has the Glen Grant distillery in the Highland village of Rothes.

▷ had better open to the public," comments Martin Riley. In a typically innovative move, the distillery now offers visitors the chance to hand-fill and sign their own limited edition bottle of Aberlour single malt from specially selected casks. "We're the only distillery in Scotland offering this and it has been a roaring success," adds Riley.

The Future

From the point of view of Chivas Brothers, the key to success is proper management of its portfolio of Scotch whisky brands, which involves promoting The Glenlivet, Pernod Ricard's leading malt and Chivas Regal; Pernod Ricard's premium blended Scotch whisky, in tandem. "The Glenlivet and Chivas Regal give us a strong presence in the world's key Scotch markets," says Mr Riley. "First and foremost they are two of the world's pre-eminent Scotch whisky brands and they are the two lynch pins of the portfolio that gain us entry to all the world's key markets. They are also in themselves both strong brands for future growth."
Chivas Brothers is currently reviewing of all aspects of The Glenlivet marketing mix to decide what direction it will take next year in terms of positioning for future growth. Most of its promotional spend now goes to the United States.
"The high level of awareness of and respect for The Glenlivet in the US as a leading malt whisky brand gives us a strong basis to work on." says Mr Riley.
"Our overall strategy for malts is clear. The Glenlivet, which has significant potential, is our focus malt brand for the world. In France, the world's largest market for malt whisky, we aim to make Aberlour, already the world's fastest growing malt, the number-one malt brand,



The Glenlivet has become synonymous with high-quality malt whisky, not only in Scotland, but also in England and – soon – the rest of the world.

and we are already very close to that," says Mr Riley. "Smaller malt brands like Longmorn and Strathisla play an important support role and also have a great following with whisky experts and enthusiasts."

While North America will remain a key focus for The Glenlivet, the next most important market is duty free, where sales are also buoyant. "There is an opportunity to do more with The Glenlivet and Aberlour in Asian duty free, since much of our effort today is concentrated on North America and Europe. The next most important market is currently the United Kingdom," says Mr Riley.

"In Europe, France offers a real opportunity for the growth of Aberlour and The Glenlivet. Pernod Ricard is extremely well-placed, with two leading brands in the world's top malt market. And, while the United Kingdom and France are our most important ▷


Chivas Brothers
Pernod Ricard

Chivas Brothers, like all Pernod Ricard brand-owning companies, defines its own global strategies. Recently formed by Pernod Ricard to handle all of the Group's Scotch whisky business, it incorporates the former Chivas Brothers company and Campbell Distillers. In September Chivas Brothers was named "Distiller of the Year" at the International Spirits Challenge 2002. The company was also awarded the "best single malt" trophy for The Glenlivet Cellar Collection 1959 Limited Edition and won gold medals for two other Glenlivet single malts and one Aberlour single malt, in addition to awards for its blended Scotch whiskies.

▷ markets in Europe, there are real opportunities for growth in Germany, Spain and Italy."

Malt sales have been increasing in Germany, and malt whisky consumption is growing by 6% per year in the United Kingdom. In Spain, a major market for whisky, malt is still a small segment but is growing. In Italy, Glen Grant, a five-year-old malt and the world's second best-selling malt by volume, is the number-one whisky brand. "Glen Grant sells at the top end of standard blends and is market leader. Consequently there is an opportunity for The Glenlivet to develop at the top of the malt category in Italy."

In addition, other markets normally responsive to blended whisky are starting to welcome malt whisky also. "We're seeing development in some parts of Asia and Japan and even in some Latin American countries," adds Riley.

Overall, Pernod Ricard's leading position in the global malt whisky market stands it in good stead in a category where the most dynamic growth is coming from the premium end of the market. "In the coming years, our ambition is to have a leading position in all markets with premium whisky, with two exceptional brands, The Glenlivet and Chivas Regal, at the forefront. Through the strengths of the Group and our sister companies around the world, we believe we can achieve this", concludes Riley. □

Heidi Hellison



What is a malt whisky?

Malt whisky, distinguished by its powerful, full-bodied flavour, is made from a single cereal, malted barley.

At the appropriate moment germination is stopped by drying the malted barley (usually over a peat fire). Once the malted barley has been milled into "grist", it is brewed with the pure spring water and yeast to obtain the "wash". It is then distilled twice in tall, slender copper pot stills whose unusual shape helps create an elegant and complex spirit. The finest raw spirit from the second distillation is then matured in white oak casks for at least five years, providing the spirit with a special character and its famous amber colour.

A single malt whisky comes from one distillery, while a vatted, or pure, malt contains malt whisky from two or more distilleries.

A malt whisky differs from a blended whisky in that the latter is a mixture of grain whisky and malt whisky – the more malt used, the higher the quality of the blended whisky.

The prestigious Chivas Regal premium blended Scotch whisky, for example, owes its exceptional flavour to a high content of sought after malt whiskies from all over Scotland but with a particular emphasis on the smooth and rich malt whiskies of Speyside, such as Strathisla. This particular region in north-east Scotland is the most famous Scotch producing area, where barley grows abundantly and the whisky-distilling tradition stretches back into the mists of time.





THE GLENLIVET
THE GLENLIVET
George Smith's Original
Pure Single
AGED 12
Aged only in Oak Casks
GEORGE & J. G. SMITH

The golden
the North American

 



rules of market

HAVING SUCCEEDED IN INCORPORATING THE FORMER SEAGRAM TEAMS AND BRANDS IN RECORD TIME, PERNOD RICARD USA IS NOW THE SIXTH LARGEST WINES AND SPIRITS COMPANY IN THE UNITED STATES, WITH AN ANNUAL SALES VOLUME OF SIX MILLION CASES (PLUS FIVE MILLION CASES OF COOLERS - LOW ALCOHOL MALT BASED DRINKS). TODAY ITS OBJECTIVE IS TO BECOME ONE OF THE LEADERS IN THE NORTH AMERICAN MARKET, WHICH IS DESCRIBED AS "COMPLEX, CONCENTRATED AND PROFITABLE".

This complexity comes not only from the sheer size of the continent, which demands a logistics system designed to cope with huge distances and regional variations in consumption, but also from the fact that each of its fifty states has its own laws and taxes. For example, in the five "dry" states, the sale of alcohol is, quite simply prohibited! In the eighteen "control states" that account for 25% of the market, the distribution of alcohol is controlled by state monopolies.

In the rest of the country distribution is private and managed through the three tier system, a legal structure that goes back to the days of prohibition and which requires manufacturers, distributors and retailers to be completely separate entities. In practical terms, this means that drinks manufacturers cannot sell their products directly. The market is therefore concentrated around the distributors through whom manufacturers must work. Pernod Ricard USA is ▷






Austin Nichols
WILD TURKEY
KENTUCKY STRAIGHT
BOURBON
WHISKEY
Real Kentucky
101
Wild Turkey is the number one premium bourbon in the US market.

▷ developing a special relationship with these crucial partners. "We are building a stable and profitable partnership with our distributors", explains Pernod Ricard USA CEO, Michel Bord. "They benefit from our dynamic brands, supported by strong advertising and marketing campaigns and we benefit from their local knowledge. Really it is the distributors who implement our sales and promotion strategies amongst the retailers. In doing so, they provide continuity with our sales forces". This productive cooperation is well illustrated by the creation and launch of Seagram's Vodka, in response to demand from many distributors.

> *To triple our workforce overnight without compromising the values on which Pernod Ricard's success has been built.*

A simple, unambiguous strategy

The North American market is extremely attractive and profitable. The United States is one of the world's largest spirits markets, with annual consumption of around six litres *per capita*, and despite the slowdown in the US economy, consumption continues to rise slowly but surely. "The events of 11 September seem to have had no lasting effect on consumption", continues Michel Bord. "Nevertheless, we have seen a change in habits as drinkers have been more reluctant to visit luxury hotels and restaurants and think twice about buying more expensive wines. On the other hand, family restaurants are full and, as people are entertaining at home more, neighbourhood liquor stores are enjoying record sales". It is against this background that Pernod Ricard USA has been, and continues to be, a high achiever.

"Here as elsewhere, our strategy is simple: to grow the Group's priority brands: brands which already occupy privileged market positions", says Michel Bord. Seagram's Gin is the clear leader in the US gin market, selling three million cases a year. The Glenlivet is the number one single malt and Wild Turkey is the number one premium Bourbon market. With 479,000 cases sold in 2001, Chivas Regal is the number two premium whisky.

At the same time, Pernod Ricard continues to develop its Jameson Irish whiskey and Jacob's Creek wines. The Jacob's Creek brand has been an incredible success story, reporting spectacular growth of 30% last year and carrying the impetus through into 2002.

Sales of Jameson for the same period also enjoyed double digit growth, despite the overall whisky market remaining steady.

Lastly, and in response to American consumers' thirst for all things new, Pernod Ricard USA has just launched two new products: not only Seagram's Vodka, but also Mojito Club, a rum-based cocktail which should enable the Group to penetrate the fast-growing market for flavoured rums.

An organisation dedicated to high performance

To implement this strategy, Pernod Ricard is relying on a team whose numbers have been swelled by many employees from Seagram. There are now 160 people of at least eight nationalities working in the company's new head office at White Plains near New York: a real American melting pot! "Our challenge has been to triple our workforce overnight without compromising the values on which Pernod Ricard's success has been built: company spirit, respect for people and decentralisation", says an enthusiastic Michel Bord. "It was also important for us to learn from the expertise of the Seagram staff in areas where they were stronger than us. In a nutshell, we had



to take the best of both companies without losing our soul in the process!"

To cope with the immensity of the country and its regional variations, the sales force is split into four divisions, with offices in Hartford (near New York), Chicago, Miami and Los Angeles. Their role is to maintain relationships with distributors, to supervise the running of promotional campaigns and to support the Group's sales forces in the field.

In addition to these regional divisions, Pernod Ricard USA also has two specialist structures. The Major Accounts division manages relationships with supermarket, restaurant and bar chains, whilst the Travel Retail division sells to Duty Free operators and manages sales in the Caribbean, where so many Americans spend their vacations. The presence of Pernod Ricard USA in this region ensures the continuity of product ranges and sales campaigns aimed at US tourists on vacation.

Pernod Ricard North America also has subsidiary companies in Canada and Mexico to handle the increasingly close relationship between the US, Mexican and Canadian economies inside the NAFTA free trade zone. ▷

Vodka, gin and coolers..., the Seagram range welcomes new products.


Seagram's
Extra Smooth
Vodka
Seagram's
Extra Dry
Gin
BLACK CHERRY
Black Cherry Fizz

US launch for Mojito Club


Mojito
Club

The USA is now living the Mojito experience. Mojito Club, a new brand imported by Pernod Ricard USA, has made its debut in the United States market last summer. Mojito Club is a lemon-flavored rum inspired by the recipe of the famous Cuban cocktail. Enjoyed neat, mixed with fruit juice or as a long drink with sparkling water, Mojito Club should prove a hit with American drinkers.

Seagram's Extra Dry Gin: the North American market leader

Distilled since 1857, Seagram's Extra Dry Gin has been an American market favourite since 1939, when its Lawrenceburg, Indiana distillery reopened a few years after the end of prohibition. With three million cases sold annually in the US, Seagram's Extra Dry Gin is now the uncontested leader in its market. Seagram's Extra Dry Gin saw its sales rise significantly in 2001, and its range of derivative products - "ready-to-drink" cocktails, for example – is continually being extended to meet the demands of young, urban consumers looking for the latest trend.

Seagram Coolers: low alcohol, high potential

Pernod Ricard is now the happy owner of Seagram Coolers, a range of "ready-to drink" products which are very popular all over North America. Made from malt and flavourings, but low in alcohol (3.2%), Coolers fall into the same category as beer. They are distributed in US states through a specialist network called United States Beverages, which specialises solely in the distribution of beers and "malternatives". Pernod Ricard USA sold five million cases of Coolers in the United States and 500,000 in Canada during 2002. New flavours are added to the range every year.



Essential distributors and partners

Most US distributors are powerful companies with a family atmosphere, are extremely well-established in their own areas and manage sales forces of between 2,000 and 3,000 people. Recent years have seen a lot of consolidation amongst the players in this market, to the point where 70% of sales volume is controlled by a dozen or so distributors, all of which handle competing brands within their ranges. Some states have legislation forbidding manufacturers from changing their businesses to become distributors.


Pernod Ricard USA

Pernod Ricard USA, employees now work at the new head office in White Plains, near New York.

Lawrenceburg, Indiana: the largest distillery in the United States



Built in 1847, the Lawrenceburg (Indiana) distillery produces Seagram's Gin and Seagram's vodka, as well as the highly popular Coolers range and whiskies. Located amidst the huge cornfields of Indiana, the distillery uses the best American grain at the rate of over 2,800 cubic metres a day. Over 500 people work at the fully automated complex, which is capable of producing nine million cases a year. The bottling plant handles 280 barrels of whiskey and 450 barrels of gin every day, most of which feeds the American market, but some of which is exported, in particular to France and Spain.

▷ The most prestigious portfolio in Mexico

Set up in 1996 and employing 230 people, Pernod Ricard Mexico has undeniably the most prestigious and sought-after portfolio of imported spirits brands in Mexico. For example, sales of the highly successful Wyborowa vodka have doubled in two years, making this brand the second largest imported vodka in Mexico, selling over 100,000 cases a year. Mexican drinkers are traditionally very fond of brandies and cognacs and the brand that leads the market here is Martell cognac, with sales of over 45,000 cases annually. With 100,000 cases sold, Chivas Regal Scotch whisky is also proving increasingly popular, as is Havana Club rum.

As both distributor and brand owner, Pernod Ricard Mexico operates two high-quality tequila production facilities within the area covered by the local label of origin regulations. Acquired by the Group three years ago and produced in the village of Tequila itself, La Viuda de Romero is very popular in the United States. Olmeca tequila, acquired from Seagram, is establishing an excellent reputation for itself in Europe and Russia. In fact, its success has already led to the extension of the range to include the premium tequilas Olmeca Gold and Olmeca Anejo Extra Aged. Pernod Ricard Mexico exports 40% of the 500,000 cases of premium brands marketed every year, with tequilas accounting for 55% of total sales volume.

A presence throughout Canada

In Canada, the distribution of wines and spirits is a state monopoly representing a very significant source


Tequila
Viuda
Romero
Blanco

Viuda de Romero is produced in the village of Tequila itself.


"Jima en la Hacienda de Romero"

Harvesting a field of blue agave plants.
This is the plant used to make tequila.

of revenue for all ten of the country's provinces. It is perfectly understandable therefore that each province is very concerned about the quality and potential of the brands they accept.

The first problem in conquering this market is to get new brands approved by the state monopoly.

In this respect, the Group is one of the very few operators with a presence throughout Canada. Supported by an active policy of merchandising, Group sales in Canada are estimated at over 1.7 million cases. Canada has become one of the most important markets for many Group brands, including Havana Club (33,000 cases), Wyborowa (44,000 cases), Sambuca Ramazotti (69,000 cases) and Chivas (40,000 cases), each a front-runner in its own category. Pernod Ricard Canada is also the distributor for Seagram's Coolers, which sold nearly half a million cases in 2002.

As its results clearly demonstrate, Pernod Ricard North America has succeeded in maintaining the culture that characterises the Group all over the world: a high level of local proximity and the flexibility and capacity to be reactive, which facilitates innovation. The success of Pernod Ricard North America also takes much of its inspiration from typically American values, especially the pioneering spirit that relishes the conquest of new territories. □

Negar Zoka


México
Olmeca
Tequila
Añejo

The success of Olmeca tequila has led to the extension of its range, which now includes the premium Olmeca Gold and Olmeca Añejo Extra Aged tequilas.





Ama

With sales volumes increasing tenfold in as many years, Germany is now an amazingly strong market for Ramazzotti. Opposite: the brand's latest German advertising campaign.

 





Ramazzotti, tu mi piaci!

RAMAZZOTTI *AMARO* HAS JUST BROKEN THROUGH THE MILLION CASE A YEAR BARRIER, WHICH MAKES IT ONE OF THE WORLD'S LEADING SPIRITS BRANDS AND ONE OF THE TWELVE MAJOR CONTRIBUTORS TO GROUP PROFIT. WE LOOK BACK AT HOW THIS SUCCESS STORY CAME ABOUT.

Pernod Ricard is now the world leader in bitters. This category, which accounts for 5% of the Group's sales volumes (2.5 million cases), includes Suze, the yellow bitters made in France, Becherovka, the legendary Czech liqueur, and Ramazzotti *Amaro*, the star brand of Italy. Since it was acquired by the Group in 1985, the brand has achieved one of the highest growth rates in the world. At that time, this typically Italian liqueur, which has been produced near Milan according to a jealously guarded recipe since 1815 (*see inset*), had been in decline for some years, mainly as a result of the arrival of new competitors and the ageing of its core market of traditional consumers.

A highly effective makeover

As soon as the brand joined the Pernod Ricard portfolio, a new strategy was put in place to re-launch the Italian spirit. The process began in the Italian market, which accounted for 93% of its sales in 1986 (approximately 400,000 litres). With its rejuvenated new-look bottle, the brand made a widely-acclaimed return to the media spotlight after an absence of many years.

At the same time as the Italian re- ▷

A recipe for success

In 1815, Ausano Ramazzotti, a modest Milanese shopkeeper selling wines, liqueurs and herbal products, had the idea of creating a fortifying tonic liqueur. Taking its inspiration from the flavoured wines so popular in the days of the Roman Empire, Ramazzotti Amaro was born. The liqueur was enjoyed in cafés and a little bar Ausano opened for that precise purpose in central Milan. Fifty years later, Ramazzotti Amaro is Italy's most popular bitters.



Each to his own Amaro

Ramazzotti *Amaro* is made from thirty three different aromatic plants and roots from all over world using a recipe that remains unchanged since 1815. Neither too sweet nor too bitter and lifted by the zest of orange, it is as delicious as an aperitif as it is as a digestif, and is enjoyed straight, in cocktails, on ice or as a long drink with sparkling water. In Italy, it is usually drunk after dinner, either straight or on ice, but elsewhere in Europe it is served more often as an aperitif or as a long drink.

Its recent appearance in supermarkets and hypermarkets marks a major step forward in the Ramazzotti Amaro sales strategy.


RAMAZZOTTI
RAMAZZOTTI
RAMAZZOTTI

▷ launch, Pernod Ricard was looking for new growth opportunities for its *Amaro* brand in underdeveloped export markets. There were well-established local traditions of bitters drinking in Germany, Austria, Switzerland and Central Europe, all of which were receptive to the charms of Italian tradition. Plans were also put in place to export the drink to countries with large Italian communities, such as Canada, the USA (which is home to nearly 20 million people of Italian origin), Argentina and even Australia. Ramazzotti *Amaro* was well and truly on its way to conquer export markets through the distribution network of Pernod Ricard. It was a strategy that was to pay off very quickly: between 1995 and 1998, export sales doubled and the decline in consumption in Italy was halted as the brand grew by 28% worldwide. Between 1998 and 2001, sales grew at a staggering 54% across all markets.

Between 1998 and 2001, Ramazzotti sales grew by a staggering 54% across all markets.

In September this year, world sales exceeded one million cases a year - four years earlier than its growth plan forecast!

Success in Germany

Although Pernod Ricard can, quite rightly, be proud of these results now, it was mainly the brand's performance in the German market that made all the difference. With volumes up tenfold in ten years and sales of over 750,000 cases forecast for 2002, Ramazzotti is the leading imported spirit in the country.

Marketed in Germany since 1989, when Pernod Ricard Deutschland was first set up, the Italian bitters soon began to grow very strongly; strongly enough, in fact, to compensate for the general erosion seen in the Italian spirits market at that time. The German bitters market is substantial, with 45 billion litres consumed every year and a number of very well-established local brands. It was an enthusiastic team of 20 (now grown to 135!) which then took control of Ramazzotti's destiny. Success came very quickly, and within just a few years, more Ramazzotti Amaro was being drunk in Germany than in Italy!

Armin Ries, the CEO of Pernod Ricard Deutschland, summarises the key to this success: "A high-quality product marketed according to a strategy established locally by a Pernod Ricard company has every chance of success..." Naturally, this Amaro benefited from the German taste for all things Italian and was able to win over this audience – notably consumers in the new *Landers* of the recently unified

Germany – by capitalising on its origins.

The sales and marketing strategy was structured in two stages. In the first stage, the brand was distributed through cafés, hotels and restaurants (the CHR market) and soon grew in popularity, largely through word-of-mouth and particularly amongst Germany's large Italian community - 70% of foreign restaurants in Germany are Italian! The second stage saw Ramazzotti *Amaro* introduced into supermarkets and hypermarkets with promotional support from Pernod Ricard. This took the form of tasting sessions in both the CHR market and in supermarkets and hypermarkets. A TV advertising campaign was used to consolidate the work already done through promotion and to improve brand awareness.

Very high potential

In Germany today, Ramazzotti is synonymous with *joie de vivre* and the brand is seen as epitomising *La Dolce Vita*. Its taste is instantly attractive and its elegant red packaging confirms its premium positioning, as well as making the brand highly visible on-shelf. With a lower alcohol content than its competitors (30°), this bitter is seen as more accessible, especially to women drinkers who were previously less attracted to the product. In fact 50% of German consumers are now women.

Ramazzotti *Amaro* still retains considerable potential for growth in Germany, especially in the east and north of the country, where the brand is less well represented and where future growth forecasts run into two figures. Pernod Ricard Deutschland is very optimistic about the years ahead: "Our competitors are copying our strategy, which is a good sign, don't you think?" laughs Armin Ries. ▷

The prospects for Ramazzotti *Amaro* are just as promising outside Germany, not only within Europe, where the brand sells 80% of its volumes at present, but also in the enormous American market. Bitters are currently growing strongly in Switzerland and Austria, and in Central Europe (Hungary, Slovenia, Croatia, Serbia, the Czech Republic and Slovakia), Ramazzotti is already following the same path... the path to success. □

Corine Luc



Un Ramazzotti fa sempre bene

By 1930, the Ramazzotti company had established itself as the undisputed leader of the Italian bitters market. A pioneer in many ways, it was one of the first companies in the country to understand the importance of marketing and promoted its brand through a series of highly original advertising campaigns. *Un Ramazzotti fa sempre bene* ("A Ramazzotti always does you good") was the slogan that appeared on posters designed by the leading artists of the day and is still part of the Italian collective consciousness today. Ramazzotti *Amaro* retained its market leadership for forty years before entering a long period of decline that lasted until the end of the 1990s. Today, Italian sales of its *Amaro* are stable at just under 2,000 nine-litre cases a year, or a little over 20% of world sales.

www.ramazzoti.de is one of the brand's showcases in Germany.


RICARD
RICARD
RICARD
RICARD

1


ABERLOUR
ABERLOUR

4



6



2

Special editions, limited editions, unusual labels (1, 3), one-off canisters (2, 4, 7), precious gift boxes (6), and bottles dressed in "haute couture" (8) or even screen-printed art (5)... Over the Christmas and New Year season, Group companies Pernod and Ricard pulled out all the stops to produce the *most creative surprises for* customers and collectors.

7


BUSHMILLS
MALT
10
BUSHMILLS
MALT
10

3


PASTIS
51

5


SOTO

8



Market leading strategies for special occasions

IN HIGHLY COMPETITIVE MARKETS, GROUP SUBSIDIARIES VIE WITH EACH OTHER OVER HOW INGENIOUS THEY CAN BE IN PROMOTING THEIR BRANDS... AND THAT'S ESPECIALLY TRUE DURING THE CHRISTMAS AND NEW YEAR PERIOD, WHICH MARKS A SIGNIFICANT PEAK IN WORLDWIDE DEMAND FOR SPIRITS. THIS PERIOD IS THEREFORE A PRIME TIME FOR SALES PROMOTIONS AND CAMPAIGNS AIMED AT THE GIFTS MARKET! WE TAKE A LOOK AT SOME OF THIS YEAR'S MAJOR CAMPAIGNS IN FRANCE.

Ricard and Pastis 51 are both priority brands for the Group in the French market, so it is vital that awareness of them is permanently maintained at the highest possible level through accurately targeted campaigns. So every year, the two Group subsidiaries which own these brands step up their communication efforts with a series of special campaigns. This year's included a Vintage 2003 screen-printed bottle for Pastis 51, and for Ricard, a huge *"Brisons la glace"* (Let's Break the Ice) advertising campaign in 30 French towns and cities, as well as eye-catching 70 cl. bottles screen-printed with specially-commissioned designs by three artists. Other Group brands distributed in the French market through the Ricard and Pernod networks have also been active...

Chivas and Wyborowa: Ricard spearhead brands

Ricard is focussing on two brands: Chivas and Wyborowa. As leader in the premium whisky market, Chivas is the driving force behind the Group's entire range of whiskies, including Clan Campbell (the French whisky market leader), The Glenlivet (the world's number three single malt) and Jameson (leader in the Irish whiskey market).

Always a very popular gift at this time of year, Chivas stands head and shoulders above its competitors with special presentation boxes (in Fleur de Lys, Sword and Lion designs). "We're making a total of 300,000 of these available through supermarkets, hypermarkets, wine merchants and wholesalers", says Ricard Marketing Director, Paul-Robert Bouhier. "The strong visual impact of these designs gives the brand an extra degree of prestige". The new presentation boxes are supported by a series of seven special evening events. Staged in the most prestigious Paris clubs, these evenings are designed around the theme of the Seven Deadly Sins: "C is for..." carnality, charm, chaos, etc. In fact, "C is for Chivas"! "Each evening features a diva who incarnates the theme and adds glamour to the brand", continues Paul-Robert Bouhier. "Alongside this series of evening events, we are also running a poster campaign on 15,000 bus shelters and poster sites all over ▷

Chivas is a particularly welcome gift at this time of year.

▷ France throughout December. The visuals we are using reveal the beauty of the product and the way in which it appeals to all the senses."
The other product in the limelight is Wyborowa vodka. Originating in Poland, this vodka differs from its rivals in that it is made from rye. "It has a very special taste which people have to discover for themselves", says Paul-Robert Bouhier. "Also, we've been offering tastings in trendy bars and clubs, and it's been so successful this year that we've doubled sales volumes to almost a million bottles!" In Polish, Wyborowa means "exquisite", which no doubt goes some way to explaining that success, but it's also the result of a lot of hard work by the 650-strong sales force, 150 of whom are dedicated to supermarket and hypermarket outlets.

Pernod targets young adults and modern drinkers

Pernod, on the other hand, is putting the emphasis on its whiskies and the latest liqueurs, which are now attracting new fringe consumer groups, whilst also working hard on the image and promotion of traditional brands like Suze.
The market for malts is seasonal, with 60% of total annual volume being sold between September and December, so this year will see 250,000 metal canisters of Aberlour 10 Year-Old being sold through all supermarket and hypermarket chains alongside Aberlour 12 Year-Old. Hypermarket whisky advisers have been offering over 1,000 free weekends, whilst "brand ambassadors" have been busy in cafés, hotels, restaurants and wine merchants promoting the brand's heritage and exclusivity. The result of all this effort is that Aberlour 10 Year-Old is now the market leader in France, the world's largest malt whisky market, and Aberlour 12 Year-Old has seen its sales volumes grow by 75% since Christmas 2001.

Liqueurs keep the celebrations going right through to the Chinese New Year.

Liqueurs are also especially popular at this time of year, and they too have been decked out in their festive finery to extend celebrations right through to the Chinese New Year. "That's especially true of our lychee-based liqueur, Soho, and its twin brand, Dita, which is an absolute 'must' in some Asian markets, like Japan", says Pernod Marketing Director, Xavier Beysecker. Which is why the brand is carefully packaged to reflect its status and positioning: a bottle screen-printed with the astrological sign of the snake last year and "Chinese Lantern" packaging this year. Here again, we've seen double digit growth sustained over several years - 23% this year in supermarkets and hypermarkets alone!
Having been the muse of Picasso and flirted with the elegant Castelbajac, Suze, the matriarch of all the brands, is now decked in the shimmering colours of star couturier, Christian Lacroix. Distributed through local stores, supermarkets, hypermarkets and trendy outlets, the brand is now to be seen on the catwalks of Haute Couture. What better way to boost sales! ☐

The Christmas and New Year period remains a significant peak in the spirits market, making it a crucial period in Group brand marketing strategies.



Florence Wagner





Log on to Pernod Ricard

IN THE LAST ISSUE OF *ENTREPRENDRE*, WE ANNOUNCED THAT PERNOD RICARD'S NEW WEBSITE (WWW.PERNOD-RICARD.COM) WAS READY TO WELCOME NEW VISITORS...

The new Pernod Ricard website has been designed to provide a real service to the Group's many audiences, including investors, shareholders, employees and the media. Our aim is to provide a website which offers a wealth of information and is also easy to navigate, so on the home page you will find four main sections: Company Profile, Brand Profiles, Media Corner and Investors Corner.

■ "Company Profile": Getting to know Pernod Ricard

Strategy, Facts and Figures, Management, Board composition, History... in this section you will find corporate information on Pernod Ricard.

The **"Organisation"** section provides visitors with a detailed Group structure with further links to the main brand owners and regional holding companies, as well as a full list of all Pernod Ricard subsidiaries. "Company Profile" also shows Pernod Ricard's Worldwide Presence and offers a further link to a Directory of Affiliates. Finally, the **"Ethics"** page outlines our values and the Group's position on a variety of key industry wine and spirit issues.

■ The "Brand Profiles" section opens up the whole range with a single click

This section takes users straight to descriptions of the Group's sixteen main brands, with detailed explanations of how they are made, their history, sales volumes, principal markets, the ranges available and even cocktail recipes! The brands are classified by category (whiskies, anise drinks, bitters...) and there are links to individual brand websites, when available.

■ The "Media Corner" provides interactive information

The "Media Corner" has been specially designed to meet the needs of journalists and offers a regularly updated list of the Group's latest press releases and packs. A photo library will soon be introduced to add further value to this section.

■ The "Investors Corner" brings users closer to the Group's latest financial information

This section is designed for analysts,



"Brand Profiles" tells you everything you need to know about the Group's brands.



online!





"Group Profile" tells you more about the strategy, key figures and history of Pernod Ricard (see above). "Investors Corner" lets you download all the Group's latest financial reports (see opposite).

investors and shareholders looking for specialist financial information. "Investors Corner" lets users download the Group's latest financial press releases, key financials, electronic versions of *Entreprendre* magazine and the Group's annual report. You can also consult the Group's financial calendar. The new **"Share Price"** section provides the Group's share price in real time.

You can also track the share price performance against a range of market indices. A **"Retail Investors"** page has also been developed to provide answers to private shareholders' questions.

In addition to these four main sections, the website also offers a library containing archives of key documents, answers to Frequently Asked Questions and a list of contacts – all accessible from the home page.

Lastly, we are also inviting applicants who would like to work for Pernod Ricard to upload their CVs or browse current Group vacancies in the **"Careers"** section.

All these sections are designed to be developed further, so please let us have your comments and suggestions. Naturally, you can make any comments online via the website.

*The French version of the site can be found at: www.pernod-ricard.com/fr

See you soon at www.pernod-ricard.com!

THE PERNOD RICARD FINANCIAL CALENDAR 2003

2002 FULL YEAR SALES FIGURES
Wednesday 12 February

2002 FINANCIAL RESULTS
Wednesday 19 March

FIRST QUARTER 2003 SALES FIGURES
Wednesday 7 May

ANNUAL SHAREHOLDERS MEETING
Wednesday 7 May

HALF-YEAR 2003 SALES FIGURES
Tuesday 5 August

2003 HALF YEAR FINANCIAL RESULTS
Thursday 25 September

Q3 2003 SALES FIGURES
Wednesday 12 November

[CONTACT US]

If you have any questions for the *Entreprendre* editorial team, please send them to us at the following address: *Entreprendre*, 12, place des États-Unis, 75016 Paris; or mail them to us at: corporate.communications@pernod-ricard.com

ENTREPRENDRE, the magazine for Pernod Ricard shareholders.
12, place des États-Unis, 75016, Paris. Tel.: +33 (0)141004100.
Publishing Director: Alain-Serge Delaitte. Co-ordination: Nicolas Petteau. Deputy Editor-in-Chief: Laure Beaumont. Pernod Ricard photographic department: Daniel Dewalle, Marc-André Desanges. Design and Production: TEXTUEL 146, rue du Faubourg-Poissonnière, 75010 Paris Cedex 09. Photography: © Pernod Ricard, except: page 32: © Stuart Hughs, Getty Images.


CHIVAS BROTHERS
KEITH SCOTLAND


FOUNDED 1801
CHIVAS RE
AGED 12 YEARS
PREMIUM SCO